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Kevin F. Cahill kevin.cahill@dechert.com +1 949 442 6051 Direct +1 949 681 8646 Fax

June 22, 2023

VIA EDGAR

Mr. Daniel Greenspan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      FPA Funds Trust (File Nos. 333-272243) (the “Registrant”)

Dear Mr. Greenspan:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”), provided to me and Mary Anne Morgan on June 13, 2023, in relation to the Staff’s review of the Registrant’s registration statement filed on Form N-14 by the Registrant on May 26, 2023 (Accession No. 0001104659-23-065511). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.

1.	Comment: Please confirm that the fees presented in this registration statement are the current fees of each Fund in accordance with Item 3 of Form N-14.

Response:          The Registrant confirms that the fees presented represent the current fees for each Fund, including the estimated impact of the new fee rates negotiated for many of the Funds’ service providers.

2.	Comment: When discussing the potential benefits of the Reorganizations, please clarify how adding other funds to the Trust in the future would achieve cost saving benefits. Please supplementally confirm that the pro forma information presented does not assume or depend on adding other funds to the Trust in the future.

Response:          The Registrant has updated the answer to the questions “What is happening? Why am I receiving an Information Statement/Prospectus?” and “Why are the Reorganizations happening and did the Board approve the Reorganizations?” and the section titled “Reasons for the Reorganizations” as follows:

For example, adding other funds to the Trust may achieve cost savings primarily by allocating certain operating expenses of the Trust over a greater number of funds and/or achieving a larger collective asset base that helps the Trust reach a breakpoint in a service provider fee schedule, and it may improve the Trust’s ability to negotiate future fee breakpoints given its larger size, and/or other benefits.

June 22, 2023 Page 2

The Registrant further confirms that the pro forma information presented does not assume, and is not dependent on, adding other funds to the Trust in the future.

3.	Comment: When discussing the potential benefits of the Reorganizations, please clarify how joining the Platform will allow FPA to dedicate more time and resources to the management of the Funds’ portfolios.

Response:          The Registrant has updated the answer to the questions “What is happening? Why am I receiving an Information Statement/Prospectus?” and “Why are the Reorganizations happening and did the Board approve the Reorganizations?” and the section titled “Reasons for the Reorganizations” as follows:

FPA believes that the Reorganizations, when combined with the Funds joining the Platform, will allow FPA to dedicate more time and resources to the management of the Funds’ portfolios by focusing more efficiently the time and resources FPA currently spen~~t~~ds on administrative activities such as: managing vendor relationships, including expense budgets and vendor payments; hosting and managing Board meetings and meeting materials; assisting with Board member recruiting; managing regulatory filings (such as Form N-1A, Form N-CSR, Form N-PORT, and Form N-14); and managing annual audit and tax filings, among others.

4.	Comment: Please clarify the assumption that total annual operating expenses will be the same or lower in the future. Please specify where these savings are expected to come from.

Response:          The Registrant has already negotiated lower fee rates with the new service providers for custody, accounting, administration, legal, compliance, and audit services, and these new service agreements have been approved by the Board.

The Registrant has updated the answer to the question “How do the fees and expenses of the Acquired Funds and Acquiring Funds compare?” to add the following:

Total annual fund operating expenses may be lower as a result of, among other matters, lower fee rates for new service providers for custody, accounting, administration, legal, compliance and/or audit services.

June 22, 2023 Page 3

5.	Comment: The Registrant states that FPA believes that only FPA Queens Road Small Cap Value Fund and FPA U.S. Core Equity Fund, Inc. may experience future net operating expense savings. Please explain the differentiation in savings for these Funds compared to FPA New Income Fund and FPA Queens Road Value Fund. If only two Funds are likely to experience any savings as a result of the Reorganizations could this be considered a disadvantage to the other Funds in the Trust? Please consider clarifying this differentiation.

Response:          The Registrant notes that only FPA Queens Road Small Cap Value Fund and FPA U.S. Core Equity Fund, Inc. may experience future net operating expense savings because these Funds’ current operating expense ratios are below the current expense limitations under which FPA would be obligated to reimburse the Funds. For the other four funds in the Trust, each of their operating expense ratios are at levels that are higher than the current expense limitations. Thus, reductions in the operating expenses of these Fund at the levels of the expected savings will not immediately inure to the Funds’ benefit. The Adviser also notes that those expense limitation agreements are subject to the Adviser’s willingness to renew them annually. Given the lower fee rates for all Funds with the new service providers, the Adviser anticipates each Fund’s gross expenses should be lower, which could be beneficial to the Funds should the Adviser no longer choose to subsidize the Funds through expense waivers after the contractual term ends.

6.	Comment: Please confirm the duration of the contractual expense limitation agreements and whether any agreement will be cut short of its original end date as a result of the Reorganizations.

Response:          The Registrant confirms that each contractual expense limitation agreement will continue for a period of one year from the date of the Reorganizations and that no existing agreement will be cut short as a result of the Reorganizations.

7.	Comment: Please confirm whether there will there is expected to be any portfolio repositioning as a result of the proposed Reorganizations. If any material repositioning is planned, please disclose it in the registration statement.

Response:          The Registrant confirms that there will not be any material repositioning as a result of the Reorganizations.

8.	Comment: The Staff notes that the Prospectus and Statement of Additional Information incorporated by reference in the second bullet point on page 3 should state that it belongs to the Acquired Funds. The Staff also notes that the filing was made in 2022, not 2023.

June 22, 2023 Page 4

Response:          The Registrant has revised the language of this bullet point accordingly.

9.	Comment: The Staff notes that some of the Funds have filed prospectuses more recently than their respective annual reports. Please confirm that the presentation of fees and expenses is based on the most recent and current information for each Fund.

Response:            The Registrant confirms that the fees and expenses presented for each Fund represent the currently effective information and the estimated impact of the new fee rates negotiated for many of the Funds’ service providers as noted in the response to Comment 4 above.

10.	Comment: When discussing the reasons for the Reorganizations, please ensure that the discussion includes all the material factors considered by the Board, including any adverse consequences of the Reorganizations. Please supplementally confirm that the existing discussion reflects all material Board considerations.

Response:          The Registrant confirms that the disclosures currently included in the response to the question “Has the Board of Trustees of each Acquired Fund approved the Reorganizations?” and in the section titled “Reasons for the Reorganizations” reflect the Board approvals and all material Board considerations.

* * *

Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin Cahill

Kevin Cahill
KFC